02 AUG 22 AM 10: 12

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: 12 AUG 2002

02049404

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 8/28

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 55 OF 12.08.2002
Announcement No. 55

ALLGREEN PROPERTIES LIMITED

DATE OF RELEASE OF RESULTS FOR HALF YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Allgreen Properties Limited wishes to advise that it intends to release its half-year results for the year ended 30 June 2002 on 16 August 2002.

Submitted by Ms Isoo Tan, Company Secretary on 12/08/2002 to the SGX